January 22, 2015

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549

Re:	Tesla Motors, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla Motors, Inc. (“Tesla”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 18, 2014, relating to Tesla’s above- referenced filings (the “Filings”).

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto. Additionally, immediately below we have provided supplemental information to assist the Staff to understand the Tesla Supercharger network, its role within Tesla’s business plan, and the costs to build it.

Supplemental Information – Tesla Supercharger Network Overview

Our Supercharger network is a strategic corporate initiative designed to remove a barrier to the broader adoption of electric vehicles and to provide free charging access to Tesla’s existing customers. In September 2012, we announced our plan to build a nation-wide Supercharger network in the United States to help address any consumer anxiety with being able to travel long distances in an electric vehicle – so-called “range anxiety.” Solving the range anxiety issue removes an important barrier to customer acceptance of purchasing electric vehicles – limited accessibility of charging options outside of their home location – as it allows customers to feel more confident that they can travel without restriction, even if they normally don’t use these options. This is particularly important because of the ubiquity of gasoline stations, which has caused consumers to expect to be able to drive their cars long distances irrespective of how frequently they may choose to do so.

Tesla’s Supercharger network solves the range anxiety issue in three ways. First, the Supercharger network is designed to be large enough to cover key routes so that consumers can have confidence that they can access them when needed. In the United States, we have placed Superchargers across major transcontinental routes, as well as along key routes on the East and West Coasts. In Europe, Superchargers enable long distance travel along key routes in numerous countries, including Norway, the Netherlands, Germany, Switzerland and Austria. And in Asia, we began in 2014 to establish Supercharger stations along key routes in China, Japan and Hong Kong. Second, charging a Tesla vehicle using the Supercharger network is fast enough to comfortably enable long-distance travel. It is designed to replenish up to 50% of the vehicle’s battery pack in as little as 20 minutes. Third, access to the Supercharger network is free for every Tesla vehicle that is enabled with Supercharging capability.

TESLA MOTORS, INC    3500 Deer Creek Rd, Palo Alto, CA 94304    p 650.681.5000    f 650.681.5200

Management’s Discussion and Analysis, page 65

Liquidity and Capital Resources, page 82

1. Please include a discussion of the costs incurred to date associated with your Supercharger network and the expected costs to be incurred for your stated expansion plan of the network, and the timing of when you anticipate expected costs to be incurred.

To provide perspective on our Supercharger network and its costs, we respectfully call the Staff’s attention to the following. As of December 31, 2013, the net book value of our Supercharger network assets, including those in-service and under construction, was $25.6 million. This amount represented approximately 3.5% on total property, plant and equipment, net of $738 million and approximately 1% on total assets of $2,417 million. Thus, notwithstanding the importance of the Supercharger network to the Tesla brand, the cost to build this network has remained small compared with our other capital expenditures, including throughout 2014.

We have previously disclosed our intent to continue expanding the Supercharger network. In future filings, we will also disclose additional information on future Supercharger expansion, to the extent material. Specifically, we will provide costs incurred to-date associated with our Supercharger network, expected future costs associated with our worldwide Supercharger network expansion, and information relating to the timing of such costs.

Cash Flows from Operating Activities, page 84

2. Please include a comparative analysis in your annual and interim period filings to explain variances in cash flows of operating activities between comparable periods. In so doing, clarify your analysis in regard to how cited factors directly affect operating cash. In this regard, please note that references to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital items may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Particular working capital items that may need further analysis concerning the cash aspects associated with changes in balances are deferred revenue and resale value guarantee. On this last point, refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In future filings, we will include further discussions and analysis of business factors that directly affect our cash flows from operating activities. We will include factors that affect working capital and other uses and sources of cash and also include a comparative period analysis in accordance with Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Contractual Obligations, page 86

3. Please include payments associated with your battery supply agreement with Panasonic Corporation and scheduled interest in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, accompanied by disclosure of the methodology utilized.

In future filings, we will include non-cancellable purchase obligations associated with our battery supply agreement with Panasonic Corporation referenced above in our Contractual Obligations table. Future interest payments pertaining to our capital lease obligations and convertible debt are included in the amounts disclosed in our contractual obligations table. In future filings, we will modify the line item caption to clarify this point.

Notes to Consolidated Financial Statements, page 96

4. Please tell us and disclose, as appropriate, the following in regard to each of your supercharger network and related connectivity thereto:

•	The nature of costs incurred;

•	where in the financial statements all associated costs, whether capitalized or expensed as incurred, are recorded;

•	the accounting policy for associated capitalized, operation and maintenance costs;

•	the balance of costs capitalized at each annual and interim period balance sheet date presented, the period over which the amounts are recognized as expense and the basis for this period;

•	the basis for determining the amount of sales revenue allocated and deferred, the period over which deferred revenue is recognized and the basis for this period.

The following is our response to bullet points one through four above:

The capitalized costs incurred for our Supercharger network, which include the charging posts and related electric infrastructure, parking stall improvements, solar panels and Tesla branded canopy, installation, freight, and labor, are recorded within property, plant, and equipment, net and totaled $0.9 million and $25.6 million as of December 31, 2012 and 2013. Supercharger equipment is depreciated over an estimated useful life of 12 years and infrastructure improvement costs are depreciated over the shorter of the lease term of the Supercharger site or five years. The $1.6 million of costs incurred during 2013 for the operation, repair and maintenance of the Supercharger network were expensed as incurred to selling, general and administrative expense and cost of automotive sales as discussed in our response to question number five below.

The following is our response to the last bullet point above:

We have identified the service for the owners of our Model S to connect to and charge their Tesla vehicles at a Supercharger station as a stand-alone deliverable and have accounted for it as a separate unit of account under ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. In determining the amount of sales revenue allocated and deferred for this deliverable, we have used our best estimate of its stand-alone value, which represents the price that we would charge our customers if we were to sell it separately.

Our best estimate of the value of this deliverable is based on a cost-plus model that includes the estimated cost of energy that will be consumed plus a per-car estimate of forecasted Supercharger network depreciation, lease and maintenance costs expected to be incurred over the estimated eight-year life of the car plus a reasonable margin. We have also considered how we price certain options that include and exclude supercharging capability. Because we offer unlimited connectivity to our Supercharger network, we defer and amortize its related revenue ratably over the estimated life of the car.

5. In connection with the second bullet in the comment above, you disclose that costs associated with the supercharger network are recorded as “selling, general and administrative” expenses. From your disclosures it appears that the supercharger network and connectivity thereto are integral to the sales of your vehicles. Given this, and that you allocate a portion of your sales revenue to the network and related connectivity, please explain to us your consideration of recording costs incurred for the network and related connectivity as cost of revenues.

As described above, our Supercharger network is integral to our strategic goal of increasing adoption of electric vehicles globally. Presently, the primary benefit of the Supercharger network comes from a general awareness that a Tesla vehicle charging network exists to reduce range anxiety for potential, as well as existing, Tesla customers. This is why we have extended the Supercharger network beyond the locations where we have a high density of existing Tesla customers and have placed many stations in more remote locations, regardless of the fact that many of these have low utilization rates.

Because we do not spend money on traditional advertising and consider our Supercharger network as our only major marketing effort from a business perspective, we recorded a portion of the costs related to our Supercharger network to cost of automotive sales and another portion to selling, general and administrative expense. This allocation was based on expected usage levels at Supercharger locations. Generally speaking, Superchargers located on more frequently traveled routes with eight or more charging stations were those that we estimated would have a higher utilization rate and are recorded to cost of automotive sales. Supercharger stations expected to have low utilization rates serve more as a marketing function for Tesla and we recorded these costs to selling, general and administrative. As of December 31, 2013, we allocated 40% of our Supercharger network costs to cost of automotive sales and the remaining 60% to selling, general and administrative. Notably, this methodology did not have a material impact to our reported automotive gross margin. Had we included all Supercharger costs within costs of automotive sales for the full-year 2013, our automotive gross margin would have decreased by approximately 0.1%.

At least annually, we review the utilization of our Supercharger network and adjust our cost allocation, as appropriate, based upon changes in utilization trends.

* * *

Tesla acknowledges that:

•	Tesla is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Tesla may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 681-6349 or Yun Huh, Chief Counsel, at (650) 681-6575 with any questions regarding this letter.

Sincerely,

/s/ Phil Rothenberg

Phil Rothenberg

Deputy General Counsel

cc:	Todd Maron, General Counsel
Deepak Ahuja, Chief Financial Officer